Exhibit 99-3
                                                                    ------------


                                ECI Telecom Ltd.
                              Interim Consolidated
                              Financial Statements
                                   (Unaudited)
                            As of September 30, 2006

                                                                ECI Telecom Ltd.

Consolidated Financial Statements as of September 30, 2006
--------------------------------------------------------------------------------


Contents

                                                                          Page


Review of the Unaudited Interim Consolidated Financial Statements            1


Interim Unaudited Consolidated Balance Sheets                                3


Interim Unaudited Consolidated Statements of Operations                      4


Interim Unaudited Consolidated Statements of Comprehensive Income            5


Interim Unaudited Consolidated Statements of Changes in
 Shareholders' Equity                                                        6


Interim Unaudited Consolidated Statements of Cash Flows                      9


Notes to the Interim Consolidated Financial Statements                      12

KPMG [GRAPHIC OMITTED]

      Somekh Chaikin                             Telephone  972 3  684  8000
      KPMG Millennium Tower                      Fax        972 3  684  8444
      17 Ha'arba'a Street, PO Box 609            Internet   www.kpmg.co.il
      Tel Aviv 61006 Israel


The Board of Directors of ECI Telecom Ltd.


Review of the unaudited interim consolidated financial statements for the nine-month and three-month periods ended September 30, 2006

At your request, we have reviewed the interim consolidated balance sheet of ECI Telecom Ltd. and its subsidiaries as of September 30, 2006, and the related interim consolidated statements of operations, the interim statements of comprehensive income, the interim statements of changes in shareholders' equity and the interim consolidated statements of cash flows for the nine-month and three-month periods then ended.

Our review was carried out in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel and included, inter alia, reading the said financial statements, reading the minutes of Shareholders' Meetings and of the Board of Directors and its committees, as well as making inquiries of those responsible for financial and accounting matters.

We received review report of other auditor, regarding the interim financial statements of certain consolidated subsidiary, whose assets constitute approximately 2.3% of the total consolidated assets as of September 30, 2006 and whose revenues constitute approximately 3.98% and 4.12% of the consolidated revenues for the nine-month and three-month periods then ended, respectively.

Since such a review is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim consolidated financial statements.

In the course of our review, including the review of reports of other auditors, nothing came to our attention which would indicate the necessity of making material changes in the said financial statements in order for them to be in conformity with generally accepted accounting principles (GAAP) in the United States.


Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

October 26, 2006 - Tel Aviv, Israel



                 Somekh Chaikin, a partnership member
                 firm of KPMG International, a Swiss
                 cooperative. registered under the Israeli
                 Partnership Ordinance, is the Israeli

Interim Unaudited Consolidated Balance Sheets as of
--------------------------------------------------------------------------------


                                                      September 30        September 30         December 31
                                                              2006                2005                2005
                                                    --------------      --------------      --------------
                                                    $ in thousands      $ in thousands      $ in thousands
                                                    --------------      --------------      --------------
Assets

Current assets
Cash and cash equivalents                                   95,872              50,747              63,828
Short-term investments                                      76,537              41,681              41,304
Receivables:
 Trade, net                                                176,647             151,495             152,805
 Other                                                      31,941              19,501              24,751
Prepaid expenses                                             4,512               4,958               3,617
Work in progress                                             5,537               4,485               2,937
Inventories                                                154,252             165,348             146,963
                                                    --------------      --------------      --------------
Total current assets                                       545,298             438,215             436,205
                                                    --------------      --------------      --------------
Long-term receivables, net                                   7,324               8,066               8,273
                                                    --------------      --------------      --------------
Long-term deposit and marketable securities                 83,049             138,073             139,964
                                                    --------------      --------------      --------------
Assets held for severance benefits                          25,411              25,055              25,931
                                                    --------------      --------------      --------------
Investments                                                 13,369              21,561              19,787
                                                    --------------      --------------      --------------
Property, plant and equipment
Cost                                                       283,569             263,113             265,446
Less - Accumulated depreciation                            162,163             144,244             145,855
                                                    --------------      --------------      --------------
                                                           121,406             118,869             119,591
                                                    --------------      --------------      --------------
Software development costs, net                             11,861              11,953              11,999
                                                    --------------      --------------      --------------
Goodwill                                                    39,329              39,329              39,329
                                                    --------------      --------------      --------------
Other assets, net                                           44,027              48,645              47,656
                                                    --------------      --------------      --------------


                                                    --------------      --------------      --------------
Total assets                                               891,074             849,766             848,735
                                                    ==============      ==============      ==============



------------------------------------  President, Chief Executive Officer
Rafi Maor


------------------------------------  Executive Vice President,
Giora Bitan                           Chief Financial Officer

October 26, 2006

                                                                ECI Telecom Ltd.
--------------------------------------------------------------------------------



                                                                 September 30       September 30       December 31
                                                                         2006               2005              2005
                                                               --------------     --------------    --------------
                                                               $ in thousands     $ in thousands    $ in thousands
                                                               --------------     --------------    --------------
Liabilities and shareholders' equity

Current liabilities
Trade payables                                                         77,701            59,252             56,451
Other payables and accrued liabilities                                121,358           126,385            120,538
                                                               --------------     --------------    --------------
Total current liabilities                                             199,059           185,637            176,989
                                                               --------------     --------------    --------------
Long-term liabilities
Other liabilities                                                         992               130                157
Liability for employee severance benefits                              47,820            47,589             48,340
                                                               --------------     --------------    --------------
Total long-term liabilities                                            48,812            47,719             48,497
                                                               --------------     --------------    --------------
Total liabilities                                                     247,871           233,356            225,486
                                                               --------------     --------------    --------------
Minority Interest                                                       4,120             4,140              4,120
                                                               --------------     --------------    --------------
Shareholders' equity
Ordinary shares NIS 0.12 par value per share,
 Authorized 200,000,000 shares;  Issued and outstanding
 117,450,354 shares as at September 30, 2006,
 111,293,938  as at September 30, 2005 and
 111,827,822 shares as at December 31, 2005                             6,396             6,233              6,262
Capital surplus                                                       655,689           646,090            648,532
Accumulated other comprehensive income                                  1,362            11,737              8,486
Accumulated deficit                                                   (24,364)          (51,790)           (44,151)
                                                               --------------     --------------    --------------
Total shareholders' equity                                            639,083           612,270            619,129
                                                               --------------     --------------    --------------


                                                               --------------     --------------    --------------
Total liabilities and shareholders' equity                            891,074           849,766            848,735
                                                               ==============     ==============    ==============



The accompanying notes are an integral part of these interim financial statements.

                                                                ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Operations
--------------------------------------------------------------------------------


                                           Nine months ended                   Three months ended                 Year ended
                                     --------------------------------     --------------------------------    --------------
                                       September 30     September 30        September 30      September 30       December 31
                                               2006             2005                2006              2005              2005
                                     --------------    --------------     --------------    --------------    --------------
                                     $ in thousands    $ in thousands     $ in thousands    $ in thousands    $ in thousands
                                     --------------    --------------     --------------    --------------    --------------
Revenues                                    502,311          460,773             170,028           162,429           629,918
Cost of revenues                            299,663          266,085              99,313            94,037           367,779
                                     --------------    --------------     --------------    --------------    --------------
Gross profit                                202,648          194,688              70,715            68,392           262,139
Research and development
 costs, net                                  74,810           63,473              24,394            24,604            87,289
Selling and marketing expenses               70,297           71,214              24,158            25,769            95,826
General and administrative
 expenses                                    36,071           31,245              11,937            10,458            41,976
Recovery of doubtful debt                        --          (10,356)                 --                --           (10,356)
Amortization of acquisition -
 related intangible assets                    3,765            1,486               1,274             1,025             2,902
Impairment of loans                              --            3,000                  --                --             3,000
Acquired in-process research
 and development                                 --              890                  --                --               890
                                     --------------    --------------     --------------    --------------    --------------
Operating income                             17,705           33,736               8,952             6,536            40,612
Financial expenses                           (1,770)          (3,097)               (583)           (1,137)           (3,656)
Financial income                              8,736            6,645               2,979             2,642             8,857
Other income (expenses), net                  4,179              338                (308)              (72)            1,917
                                     --------------    --------------     --------------    --------------    --------------
Income from continuing
 operations before taxes on
 income                                      28,850           37,622              11,040             7,969            47,730
Taxes on income                              (3,391)          (2,668)             (1,165)             (793)           (3,454)
                                     --------------    --------------     --------------    --------------    --------------
Income from continuing
 operations after taxes on
 income                                      25,459           34,954               9,875             7,176            44,276
Company's equity in results of
 investee company                            (5,672)          (2,581)             (2,787)           (1,112)           (4,285)
Minority interest                                --             (148)                 --               153              (127)
                                     --------------    --------------     --------------    --------------    --------------
Net income                                   19,787           32,225               7,088             6,217            39,864
                                     ==============   ==============      ==============    ==============    ==============
Earnings  per  ordinary share
Basic earnings per share:
Net earnings per ordinary share                0.17             0.29                0.06              0.06              0.36
                                     ==============   ==============      ==============    ==============    ==============
Weighted average number of
 shares outstanding used to
 compute basic earnings
 per share - in thousands                   115,327          110,112             116,554           110,608           110,322
                                     ==============   ==============      ==============    ==============    ==============
Diluted earnings per share:
Net earnings per ordinary share                0.16             0.27                0.06              0.05              0.34
                                     ==============   ==============      ==============    ==============    ==============
Weighted average number of
 shares outstanding used to
 compute diluted earnings
 per share - in thousands                   120,000          118,193             119,463           118,311           118,058
                                     ==============   ==============      ==============    ==============    ==============

The accompanying notes are an integral part of these interim financial statements.

                                                                ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Comprehensive Income
--------------------------------------------------------------------------------



                                           Nine months ended                   Three months ended                 Year ended
                                     --------------------------------     --------------------------------    --------------
                                       September 30     September 30        September 30      September 30       December 31
                                               2006             2005                2006              2005              2005
                                     --------------    --------------     --------------    --------------    --------------
                                     $ in thousands    $ in thousands     $ in thousands    $ in thousands    $ in thousands
                                     --------------    --------------     --------------    --------------    --------------

Net income                                   19,787            32,225              7,088             6,217           39,864

Other comprehensive income (loss):

Changes in the fair value of
 financial instruments,
 net of taxes (nil)                          (2,682)           20,423              2,333              (449)          19,226

Realization of loss (gain)
 on available for sale
 securities                                  (4,066)               --                  9                --               --

Unrealized holding gain
 (loss) on available for sale
 securities arising during
 the period, net of taxes (nil)                (376)            3,951                233             3,778            1,897
                                     --------------    --------------     --------------    --------------    --------------
Total other comprehensive
 income (loss)                               (7,124)           24,374              2,575             3,329           21,123
                                     --------------    --------------     --------------    --------------    --------------
Comprehensive income                         12,663            56,599              9,663             9,546           60,987
                                     ==============   ===============     ==============    ==============    ==============



The accompanying notes are an integral part of these interim financial statements.

                                                                ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Changes in Shareholders' Equity
--------------------------------------------------------------------------------


                                                                                       Accumulated
                                                                                             other      Accumulated            Total
                                           Number of           Share        Capital   comprehensive        earnings    shareholders'
                                          shares (1)         capital        surplus   income (loss)       (deficit)           equity
                                          ----------         -------        -------   -------------     -----------    -------------
                                                                $ in thousands except share amounts
                                         -------------------------------------------------------------------------------------------
Balance at
 January 1, 2006                         111,827,822           6,262        648,532           8,486         (44,151)        619,129

Net income for the
 nine months ended
 September 30, 2006                               --              --             --              --          19,787          19,787
Employee stock options
 exercised and paid                        5,304,917             134         10,179              --              --          10,313
Share-based payments
 expenses                                         --              --          9,406              --              --           9,406
Restricted shares issuance                   343,813              --             --              --              --              --
Restricted shares forfeited                  (26,198)             --             --              --              --              --
Net unrealized loss on
 available for sale securities                    --              --             --            (376)             --            (376)
Realization of gain on
 available for sale securities                    --              --             --          (4,066)             --          (4,066)
Changes in the fair value
 of financial instruments                         --              --             --          (2,682)             --          (2,682)
Distribution of available
 for sale securities as
 dividend in kind                                 --              --        (12,428)             --              --         (12,428)
                                         -----------           -----        -------          ------         -------         -------
Balance at
 September 30, 2006                      117,450,354           6,396        655,689           1,362         (24,364)        639,083
                                         ===========           =====        =======          ======         =======         =======

Balance at
 January 1, 2005                         109,391,828           6,198        642,222         (12,637)        (84,015)        551,768

Net income for the nine
 months ended
 September 30, 2005                               --              --             --              --          32,225          32,225
Employee stock options
 exercised and paid                        1,313,617              35          3,041              --              --           3,076
Restricted shares issuance                   583,585              --             --              --              --              --
Shares issuance                                4,908              --             35              --              --              35
Share-based payments
 expenses                                         --              --            792              --              --             792
Net unrealized gain on
 available for sale
 securities                                       --              --             --           3,951              --           3,951
Changes in the fair value
 of financial instruments                         --              --             --          20,423              --          20,423
                                         -----------           -----        -------          ------         -------         -------
Balance at
 September 30, 2005                      111,293,938           6,233        646,090          11,737         (51,790)        612,270
                                         ===========           =====        =======          ======         =======         =======

(1) Issued and outstanding.


The accompanying notes are an integral part of these interim financial statements.

                                                                ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Changes in Shareholders' Equity (cont'd)
--------------------------------------------------------------------------------

                                                                                       Accumulated
                                                                                             other     Accumulated            Total
                                           Number of           Share        Capital   comprehensive       earnings    shareholders'
                                          shares (1)         capital        surplus   income (loss)      (deficit)           equity
                                          ----------         -------        -------   -------------    -----------    --------------
                                                                $ in thousands except share amounts
                                         -------------------------------------------------------------------------------------------
Balance at
 July 1, 2006                            117,072,532           6,387        652,695         (1,213)        (31,452)        626,417

Net income for the
 three months ended
 September 30, 2006                               --              --             --             --           7,088           7,088
Employee stock options
 exercised and paid                          315,748               9            269             --              --             278
Share-based payments
 expenses                                         --              --          2,725             --              --           2,725
Restricted shares issuance                    67,206              --             --             --              --              --
Restricted shares forfeited                   (5,132)             --             --             --              --              --
Net unrealized gain on
 available for sale securities                    --              --             --            233              --             233
Realization of loss on
 available for sale securities                    --              --             --              9              --               9
Changes in the fair value
 of financial instruments                         --              --             --          2,333              --           2,333
                                         -----------           -----        -------          ------         -------         -------
Balance at
 September 30, 2006                      117,450,354           6,396        655,689          1,362         (24,364)        639,083
                                         ===========           =====        =======          ======         =======         =======
Balance at
 July 1, 2005                            110,503,052           6,227        644,917          8,408         (58,007)        601,545

Net income for the three
 months ended
 September 30, 2005                               --              --             --             --           6,217           6,217
Employee stock options
 exercised and paid                          207,301               6            422             --              --             428
Restricted shares issuance                   583,585              --             --             --              --              --
Share-based payments
 expenses                                         --              --            751             --              --             751
Net unrealized gain on
 available for sale
 securities                                       --              --             --          3,778              --           3,778
Changes in the fair value
 of financial instruments                         --              --             --           (449)             --            (449)
                                         -----------           -----        -------          ------         -------         -------
Balance at
 September 30, 2005                      111,293,938           6,233        646,090         11,737         (51,790)        612,270
                                         ===========           =====        =======         ======         ========        =======


(1) Issued and outstanding.

The accompanying notes are an integral part of these interim financial statements.

                                                                ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Changes in Shareholders' Equity (cont'd)
--------------------------------------------------------------------------------

                                                                                       Accumulated
                                                                                             other     Accumulated          Total
                                           Number of           Share        Capital   comprehensive       earnings  shareholders'
                                          shares (1)         capital        surplus   income (loss)      (deficit)         equity
                                          ----------         -------        -------   -------------      ---------         ------
                                                                $ in thousands except share amounts
                                         -------------------------------------------------------------------------------------------
Balance at
 January 1, 2005                         109,391,828           6,198        642,222         (12,637)      (84,015)        551,768

Net income for the year
 ended December 31, 2005                          --              --             --              --        39,864          39,864
Employee stock options
 exercised and paid                        1,697,867              45          4,254              --            --           4,299
Shares issuance                                4,908              --             35              --            --              35
Share-based payments
 expenses                                         --              --          2,040              --            --           2,040
Restricted shares issuance                   742,776              19            (19)             --            --              --
Restricted shares forfeited                   (9,557)             --             --              --            --              --
Net unrealized gain on
 available for sale
 securities                                       --              --             --           1,897            --           1,897
Changes in fair value of
 financial instruments                            --              --             --          19,226            --          19,226
                                         -----------           -----        -------          ------       -------         -------
Balance at
 December 31, 2005                       111,827,822           6,262        648,532           8,486       (44,151)        619,129
                                         ===========           =====        =======           =====       =======         =======


(1)      Issued and outstanding


The accompanying notes are an integral part of these interim financial statements.

                                                                ECI Telecom Ltd.

Interim Unaudited Consolidated Statement of Cash Flows
--------------------------------------------------------------------------------


                                           Nine months ended                   Three months ended                 Year ended
                                     --------------------------------     --------------------------------    --------------
                                       September 30     September 30        September 30      September 30       December 31
                                               2006             2005                2006              2005              2005
                                     --------------    --------------     --------------    --------------    --------------
                                     $ in thousands    $ in thousands     $ in thousands    $ in thousands    $ in thousands
                                     --------------    --------------     --------------    --------------    --------------
Cash flows from operating
 activities

Net income for the period                    19,787           32,225              7,088              6,217            39,864

Adjustments to reconcile
 income to cash provided by
 operating activities:

Depreciation and amortization                28,453           28,470              9,679             10,033            36,665
Share-based payments expenses                 9,406              792              2,725                751             2,040
Gain on sale of property and
 equipment                                     (538)            (473)              (193)               (46)           (2,398)
Impairment of loans                              --            3,000                 --                 --             3,000
Capital losses (gains), net                  (3,692)          (2,166)                 9                 46            (2,096)
Other - net                                  (3,849)           2,585             (1,427)              (319)            1,723
Acquired in-process research and
 development costs                               --              890                 --                 --               890
Company's equity in results
 of investee company                          5,672            2,581              2,787              1,112             4,285
Minority interest                                --              148                 --               (153)              127
Loss (gain) from marketable
 securities                                     169            1,278                (39)               281             1,648
Decrease (increase) in trade
 receivables (including non-
 current maturities of trade
 receivables)                               (22,893)          79,572            (12,006)             5,043            78,056
Decrease (increase) in other
 receivables                                (12,128)           9,977              2,569              2,942             3,565
Decrease (increase) in prepaid
 expenses                                      (895)           1,983                455               (262)            3,325
Decrease (increase) in work
 in progress                                 (2,600)          (1,241)            (2,080)                20               308
Decrease (increase) in inventories           (7,289)          19,088             (5,547)             6,042            38,127
Increase (decrease) in trade payables        21,250          (10,909)               606                214           (16,759)
Increase (decrease) in other
 payable and accrued liabilities              4,416          (13,148)              (886)            (5,664)          (16,068)
Increase (decrease) in other
 long-term liabilities                          835              (27)                (8)               (21)               --
Increase (decrease) in liability
 for employee severance benefits               (520)          (3,354)             1,571                427            (2,602)
                                     --------------    --------------    --------------     --------------     --------------
Net cash provided by
 operating activities                        35,584          151,271              5,303             26,663           173,700
                                     --------------    --------------    --------------     --------------     --------------


The accompanying notes are an integral part of these interim financial statements.

                                                                ECI Telecom Ltd.

Interim Unaudited Consolidated Statement of Cash Flows
--------------------------------------------------------------------------------


                                           Nine months ended                   Three months ended                 Year ended
                                     --------------------------------     --------------------------------    --------------
                                       September 30     September 30        September 30      September 30       December 31
                                               2006             2005                2006              2005              2005
                                     --------------    --------------     --------------    --------------    --------------
                                     $ in thousands    $ in thousands     $ in thousands    $ in thousands    $ in thousands
                                     --------------    --------------     --------------    --------------    --------------
Cash flows (used in) provided
 by investing activities
Investments in deposits, net                   (395)          (1,507)               (791)             (910)            2,368
Software development
 costs capitalized                           (6,225)          (6,144)             (2,737)           (1,885)           (8,014)
Investment in property, plant
 and equipment                              (20,192)         (14,466)             (6,552)           (5,249)          (21,499)
Proceeds from sale of
 property, plant and equipment                  814              801                 280               197             7,131
Payments for acquisition of
 additional shares in
 consolidated subsidiary                     (1,100)              --              (1,100)               --                --
Acquisition of investee companies              (358)            (559)               (108)              (59)             (559)
Repayment of long-term loans
 granted                                        506               --                 289                --                --
Proceeds from realization of
 an investee company                             --            2,350                  --                --             2,350
Investment in marketable
 securities                                 (28,271)         (56,120)             (3,180)          (35,420)          (70,239)
Proceeds from realization of
 marketable securities                       38,173           26,011              18,855            14,195            32,401
Changes in assets held for
 severance benefits                           3,030             (376)                476              (506)           (1,006)
Acquisition of operation (A)                     --          (10,677)                 --            (5,323)          (13,605)
Acquisition of newly
 consolidated subsidiary (B)                     --          (85,923)                 --            (1,222)          (85,923)
                                     --------------    --------------     --------------    --------------    --------------
Net cash (used in) provided by
 investing activities                       (14,018)        (146,610)              5,432           (36,182)         (156,595)
                                     --------------    --------------     --------------    --------------    --------------
Cash flows provided by
 (used in) financing activities
Repayment of loans from banks                    --          (30,000)                 --                --           (30,000)
Exercise of stock options                    10,313            3,076                 278               428             4,299
Share issuance                                   --               35                  --                --                35
                                     --------------    --------------     --------------    --------------    --------------
Net cash provided by
 (used in) financing activities              10,313          (26,889)                278               428           (25,666)
                                     --------------    --------------     --------------    --------------    --------------
Effect of change in
 exchange rate on cash                          165           (1,207)                (66)             (162)           (1,793)
                                     --------------    --------------     --------------    --------------    --------------
Net increase (decrease) in cash
 and cash equivalents                        32,044          (23,435)             10,947            (9,253)          (10,354)
Cash and cash equivalents
 at beginning of period                      63,828           74,182              84,925            60,000            74,182
                                     --------------    --------------     --------------    --------------    --------------
Cash and cash equivalents
 at end of period                            95,872           50,747              95,872            50,747            63,828
                                     ==============   ==============     ===============   ===============     ===============

                                                                ECI Telecom Ltd.

Interim Unaudited Consolidated Statement of Cash Flows
--------------------------------------------------------------------------------


A.       Acquisition of Operation

                                           Nine months ended                    Three months ended                Year ended
                                     --------------------------------      --------------------------------    -------------
                                       September 30    September 30         September 30      September 30       December 31
                                               2006            2005                 2006              2005              2005
                                     --------------   --------------      --------------    --------------    --------------
                                     $ in thousands   $ in thousands      $ in thousands    $ in thousands    $ in thousands
                                     --------------   --------------      --------------    --------------    --------------
Net current assets                               --            4,562                  --             1,396             5,216
Liability for unpaid consideration               --           (3,178)                 --                --              (250)
Property, plants and equipment                   --              580                  --               217               580
Core Technology                                  --            5,003                  --                --             4,349
Goodwill                                         --            1,230                  --             1,230             1,230
Other intangible assets                          --            2,480                  --             2,480             2,480
                                     --------------   --------------      --------------    --------------    --------------
                                                 --           10,677                  --             5,323            13,605
                                     ==============   ==============     ===============   ===============     =============


B.       Acquisition of newly consolidated subsidiary

                                           Nine months ended                    Three months ended                Year ended
                                     --------------------------------      --------------------------------   --------------
                                       September 30    September 30         September 30      September 30       December 31
                                               2006            2005                 2006              2005              2005
                                     --------------   --------------      --------------    --------------    --------------
                                     $ in thousands   $ in thousands      $ in thousands    $ in thousands    $ in thousands
                                     --------------   --------------      --------------    --------------    --------------
Net current assets
 (other than cash)                               --           11,055                  --                --           11,055
Transaction costs payables                       --               --                  --             1,222               --
Property, plants and equipment                   --            3,155                  --                --            3,155
Long-term liabilities                            --             (157)                 --                --             (157)
Core Technology                                  --           33,820                  --                --           33,820
In-process research and
 development                                     --              890                  --                --              890
Backlog                                          --              100                  --                --              100
Goodwill                                         --           37,060                  --                --           37,060
                                     --------------   --------------      --------------    --------------    --------------
                                                 --           85,923                  --             1,222           85,923
                                     ==============   ==============     ===============   ===============     ============


C.       Non-cash activities

                                           Nine months ended                    Three months ended                Year ended
                                     --------------------------------      --------------------------------   --------------
                                       September 30    September 30         September 30      September 30       December 31
                                               2006            2005                 2006              2005              2005
                                     --------------   --------------      --------------    --------------    --------------
                                     $ in thousands   $ in thousands      $ in thousands    $ in thousands    $ in thousands
                                     --------------   --------------      --------------    --------------    --------------
Purchase of fixed assets                         --               --                  --                --             3,049
                                     ==============   ==============     ===============   ===============    ==============
Fixed assets received as loan
 consideration                                  224               --                  --                --               --
                                     ==============   ==============     ===============   ===============    ==============
Distribution of available for
 sale securities as dividend in
 kind (see Note 6B)                          12,428               --                  --                --               --
                                     ==============   ==============     ===============   ===============    ==============


The accompanying notes are an integral part of these interim financial statements.

                                                                ECI Telecom Ltd.
Notes to the Interim Consolidated Financial Statements
--------------------------------------------------------------------------------



Note 1 - General

         The interim consolidated financial statements are unaudited and prepared in a condensed format. The interim consolidated financial statements should be read in conjunction with Company's annual consolidated financial statements as of December 31, 2005 and the accompanying notes thereto. Information presented with respect to December 31, 2005 and the year then ended is derived from our audited consolidated financial statements as of and for the year then ended. Information with respect to September 30, 2006 and September 30, 2005 and the respective nine-month and three-month periods then ended is unaudited but, in the opinion of management, include all adjustments (all of which are of a normal recurring nature) necessary for a fair presentation of the interim financial information.


Note 2 - Significant Accounting Policies

         A. The accounting policies applied in the preparation of these interim consolidated financial statements are identical with those applied in the preparation of the latest annual consolidated financial statements, except as discussed in Note 2D and Note 3.

         B. The interim consolidated financial statements are prepared in accordance with accounting principles for preparation of financial statements for interim periods.

         C. The interim consolidated financial statements have been prepared in accordance with US GAAP and are reported in U.S. dollars.

         D. Certain amounts in prior year's financial statements have been reclassified.

         E. Because the financial statements of an investee company are not made available timely to ECI in order to apply the equity method of accounting, starting from the second quarter of 2006, the proportionate share of the results of operations of this investee company are included in ECI's consolidated financial statements on a three month lag. The change in accounting principle did not have a material impact on the company's financial position or results of operation.


Note 3 - Share Based Payments

         On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revision 2004), "Share-Based Payment," ("SFAS 123(R)") which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including employee stock options and employee stock purchases related to the Employee Stock Purchase Plan ("employee stock purchases"), based on estimated fair values. SFAS 123(R) supersedes the Company's previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123(R). The Company has applied the guidance in SAB 107 in its adoption of SFAS 123(R).

         The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company's fiscal year 2006. The Company's Consolidated Financial Statements as of and for the nine-month and three-month periods ended September 30, 2006 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, the Company's Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of the adoption of the recognition principles of SFAS 123(R). Stock-based compensation expense recognized under SFAS 123(R) for the nine-month and three-month periods ended September 30, 2006 was $ 9.4 million and $ 2.7 million, respectively.

                                                                ECI Telecom Ltd.

Notes to the Interim Consolidated Financial Statements
--------------------------------------------------------------------------------


Note 3 - Share Based Payments (cont'd)

         SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's Consolidated Statement of Operations. Prior to the adoption of SFAS 123(R), the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

         Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in the Company's Interim Consolidated Statement of Operations for the nine-month and three-month periods ended September 30, 2006 includes compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005 based on the grant date fair value, estimated in accordance with the pro forma disclosure provisions of SFAS 123, and compensation expense for the share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). In conjunction with the adoption of SFAS 123(R), the Company changed its method of attributing the value of stock-based compensation to expense from the accelerated multiple-option approach to the straight-line single option method. Compensation expense for all share-based payment awards granted on or prior to December 31, 2005 will continue to be recognized using the accelerated multiple-option approach while compensation expense for all share-based payment awards granted subsequent to December 31, 2005 is recognized using the straight-line single-option method. As stock-based compensation expense recognized in the Interim Consolidated Statement of Operations for the nine-month and three-month periods ended September 30, 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company's pro forma information required under SFAS 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

         The Company used Black-Scholes option-pricing model ("Black-Scholes model") method of valuation for share-based awards for purposes of complying with the pro forma disclosure requirements of SFAS 123, and has used the Black-Scholes option-pricing model for purposes of both the measurement and recognition of compensation expense for share-based award commencing January 1, 2006 coinciding with the effective date of adoption of SFAS 123 (R). The Company's determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the Company's expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. Although the fair value of employee stock options is determined in accordance with SFAS 123(R) and SAB 107 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

                                                                ECI Telecom Ltd.

Notes to the Interim Consolidated Financial Statements
--------------------------------------------------------------------------------


Note 4 - Inventory

         Inventory is comprised of the following:
                                                          September 30      September 30       December 31
                                                                  2006              2005              2005
                                                        --------------    --------------    --------------
                                                        $ in thousands    $ in thousands    $ in thousands
                                                        --------------    --------------    --------------
         Raw materials and components                           61,254            38,060            47,970
         Work in process                                        22,984            25,558            23,839
         Finished products                                      70,014           101,730            75,154
                                                        --------------    --------------    --------------
                                                               154,252           165,348           146,963
                                                        ==============    ==============    ==============

Note 5 - Shareholders' Equity

         A.       Authorized, issued and outstanding shares

                                                                                      Authorized
                                                                            ------------------------------
                                                                            September 30       December 31
                                                                                    2006              2005
                                                                            ------------------------------
                                                                                    Number of shares
                                                                            ------------------------------
         NIS 0.12 par value per ordinary share                               200,000,000       200,000,000
                                                                            ============      ============


        1. The Company's shares (NIS 0.12 par value each) are traded in the United States on the over the counter market and are listed on the Nasdaq Stock Market.

        2. For details of the issued share capital see consolidated Statements of Changes in Shareholders' Equity.


        B.  Dividends

            According to the Israeli corporate laws, dividends may be paid by the Company only out of accumulated earnings, or out of net income, in two consecutive years.


        C.  Share incentive (stock options and restricted shares plans)

        1. The Company's current stock option plans are the ECI Telecom Ltd. Key Employee Share Incentive Plan 1991 (the "1991 Plan") and the ECI Telecom Ltd. Employee Share Incentive Plan 2002 (the "2002 Plan", together the "ECI Plans"), which were adopted by the shareholders at the Annual General Meetings held respectively on August 29, 1991 and November 19, 2002. The ECI Plans will expire on December 31, 2012.

            The ECI Plans provide that options may be granted to any employee, director, consultant or contractor of the Company pursuant to (a) one or more sub-plans designed to benefit from the provisions of
            Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and (b) any other share incentive plan approved by the Board of Directors of the Company.

                                                                ECI Telecom Ltd.

Notes to the Interim Consolidated Financial Statements
--------------------------------------------------------------------------------



Note 5 - Shareholders' Equity (cont'd)

        C.  Share incentive (stock options and restricted shares plans) (cont'd)

            In January 2006, the Board of Directors approved an amendment to the 2002 Plan, which provided that, unless otherwise specified at the time of the award, options granted under subsequent option awards are exercisable on a "net exercise" basis: instead of issuing to the grantee the number of shares specified in the option award, the grantee will receive the number of shares having a market value equal to the difference between the exercise price and closing market price of our shares immediately prior to the date of exercise, multiplied by the number of options being exercised. The only amount payable by the grantee for the issue to him or her of the shares, is the aggregate par value of such shares, which amount may be waived.

            Under the terms of the ECI Plans, as of September 30, 2006, the Company is authorized to grant options for a total of 32,760,700 shares, subject to anti-dilution adjustment. The option awards are personal and non-assignable and terminate automatically upon termination of employment (except for approved retirement or termination caused by death or disability or as otherwise approved by the Board of Directors or its Remuneration Committee).

            Stock option awards during the reporting period
            -----------------------------------------------

            The principal stock option awards made by the Company to its employees and directors, during the nine months ended September 30, 2006 were as stated below. Unless otherwise stated, these stock options vest as follows: 12.5% after six months and, thereafter, a further 6.25% on the last day of each quarter over a period of 14 quarters. All the stated stock option awards are exercisable on a "net exercise" basis.

            On February 1, 2006, the Company granted options for 200,000 shares at an exercise price of $ 8.37 per share.

            On February 15, 2006, the Company granted options for 66,000 shares at an exercise price of $ 8.71 per share.

            On February 21, 2006, the Company granted options for 70,000 shares at an exercise price of $ 8.62 per share.

            On May 22, 2006, the Company granted options for 65,000 shares at an exercise price of $ 9.87 per share.

            On July 25, 2006, the Company granted options for 105,000 shares at an exercise price of $ 7.05 per share.

            On July 26, 2006, the Company granted options for 150,000 shares at an exercise price of $ 7.03 per share.

            On August 7, 2006, the Company granted options for 100,000 shares at an exercise price of $ 6.49 per share.

            On September 20, 2006, the Company granted options for 100,000 shares, in respect of the services of a director, at an exercise price of $ 7.86 per share, which fully vest on September 20, 2007.

            None of the above stock options were granted at exercise prices below the market price on the date of the grant.

                                                                ECI Telecom Ltd.

Notes to the Interim Consolidated Financial Statements
--------------------------------------------------------------------------------



Note 5 - Shareholders' Equity (cont'd)

        C.  Share incentive (stock options and restricted shares plans) (cont'd)

            Following approval by the board of directors, the Company's shareholders approved adjustments to the terms of outstanding stock option awards, in order to preserve the intrinsic value of such stock options in light of the distribution to shareholders of the remaining 2.9 million shares held by the Company in ECtel Ltd. (See
            Note 6B). On June 26, 2006, immediately prior to the ex-dividend date for the distribution of the ECtel shares, the closing market price of the Company's shares on Nasdaq was $8.09 per share. As a result of the proposed distribution, the closing market price was adjusted to $7.99 per share, a reduction of $0.10 per share or approximately 1.25%. The provisions of the adjustments are set forth below and applied to stock options granted prior to June 29, 2006.

            o The exercise price of all outstanding stock options, other than those granted at zero exercise price, was reduced by $0.10 per share

            o In aggregate, an additional 7,708 stock options, at a zero exercise price, were granted to those persons who, on June 29, 2006, held ECI stock options with a zero exercise price. The number of additional stock options equated to approximately 1.25% of the zero-priced stock options held by each such grantee at June 29, 2006 (rounded down to the nearest whole share). The additional stock options are exercisable in the same proportions and will expire on the same dates as the original stock options.

            No compensation expenses were recognized for the above modifications made to the exercise price and the number of shares, since no incremental fair value was incurred.

                                                                ECI Telecom Ltd.

Notes to the Interim Consolidated Financial Statements
--------------------------------------------------------------------------------


Note 5 - Shareholders' Equity (cont'd)

        C.  Share incentive (stock options and restricted shares plans) (cont'd)

        2. At the Annual General Meeting held on July 28, 2005, the Company's shareholders adopted the ECI Telecom Ltd. Employee Restricted Share Incentive Plan (the "ECI Restricted Share Plan"). The ECI Restricted Share Plan will expire on June 4, 2015. Restricted shares issued under the ECI Restricted Share Plan are issued from the same pool of shares available for the issue of stock options under the ECI Plans.

            The ECI Restricted Share Plan provides that restricted shares may be granted to any employee, director, consultant or contractor of the Company (the "Participant"). The restricted shares are held in trust on behalf of a Participant until the Participant's interest in such restricted shares vests and they become freely transferable.

            Should a Participant cease to remain in the employ or service of the Company, for any reason, while holding unvested restricted shares (except for termination caused by death or as otherwise approved by the Board of Directors or its Remuneration Committee), then those restricted shares shall either (i) be surrendered to the Company for cancellation, or (ii) be sold by the Participant to the Company (for consideration equal to the issue price of such shares), or (iii) shall be treated in any other manner that will assure that the Participants rights in such shares shall cease to exist; and the Participant shall have no further shareholder rights with respect to those restricted shares.

            Unless determined otherwise by the Remuneration Committee, the restricted shares shall be fully vested after four years from the date of issuance according to the following schedule: 12.5% shall vest following the lapse of six months from the date of issuance and a further 6.25% shall vest on the last day of each quarter, during 14 consecutive quarters thereafter.

            The fair value of the restricted shares as of the date of the issue is amortized over the vesting period.


            Restricted shares issued during the reporting period
            ----------------------------------------------------

            The restricted shares issued by the Company to its employees and directors, during the nine months ended September 30, 2006 were as stated below: Unless otherwise stated, these restricted shares vest in accordance with the above vesting schedule. The shares were issued for no cash consideration.

            On February 1, 2006, the Company issued 2,987 restricted shares to a director. The shares vest and become transferable as follows: one third on February 1, 2007, a further one third on February 1, 2008 and the remaining one third on February 1, 2009.

            On February 16, 2006, the Company issued 14,150 restricted shares to its employees.

            On May 22, 2006, the Company issued 188,660 restricted shares to its employees. 1,500 of the restricted shares vest and become transferable in accordance with the above vesting schedule. The other 187,160 restricted shares vest and become transferable as follows: 50% on June 30, 2006, a further 25% on September 30, 2006 and the remaining 25% on December 31, 2006.

            On May 30, 2006, the Company issued 70,810 restricted shares to its employees. The shares vest and become transferable as follows: 50% on June 30, 2006, a further 25% on September 30, 2006 and the remaining 25% on December 31, 2006.

                                                                ECI Telecom Ltd.

Notes to the Interim Consolidated Financial Statements
--------------------------------------------------------------------------------



Note 5 - Shareholders' Equity (cont'd)

        C.  Share incentive (stock options and restricted shares plans) (cont'd)

            Restricted shares issued during the reporting period (cont'd)
            ----------------------------------------------------

            On July 1, 2006, the Company issued 3,113 restricted shares to a director. The shares vest and become transferable as follows: one third on July 1, 2007, a further one third on July 1, 2008 and the remaining one third on July 1, 2009.

            On July 25, 2006, the Company issued 5,000 restricted shares to an employee.

            On September 20, 2006, the Company issued an aggregate of 20,238 restricted shares to six directors. The shares vest and become transferable in either two or three equal installments, over an approximate two or three year period.

            On September 20, 2006, the Company issued an aggregate of 38,855 restricted shares to a director and a designee of a director. Half of the shares vested and became transferable immediately, a further one quarter on September 30, 2006 and the remaining one quarter vest and become transferable on December 31, 2006.

            Unearned compensation on the grant of the restricted shares in the nine month period ended on September 30, 2006, as measured at the original grant date, totaling $2.98 million was calculated based on the market value of the shares on the date of grants and is being amortized over the vesting period.

            Compensation expenses of $2.0 million and $0.83 million were recognized for the restricted shares granted during the nine and three month periods ended September 30, 2006.

                                                                ECI Telecom Ltd.

Notes to the Interim Financial Consolidated Statements
--------------------------------------------------------------------------------



Note 5 - Shareholders' Equity (cont'd)

         D.   Share incentive and stock option plans

              1.   Stock options under the ECI Plans are as follows:

                                                                                         Nine months
                                                                                               ended        Year ended
                                                                                        September 30       December 31
                                                                                                2006              2005
                                                                                    ----------------  ----------------
                                                                                    Number of shares  Number of shares
                                                                                    ----------------  ----------------

            Total number authorized at beginning of period                                32,760,700        29,760,700
            Increase in number authorized during period                                           --         3,000,000
            Options unexercised and unvested restricted shares
             at beginning of period                                                      (21,732,191)      (19,447,184)
            Options exercised and restricted shares vested prior to
             beginning of period                                                          (5,296,665)       (3,483,565)
            Options granted during the period (*)                                           (864,157)       (4,062,995)
            Options cancelled during the period                                             1,818,284          698,107
            Restricted shares granted during the period                                     (343,813)         (742,776)

            Restricted shares forfeited during the period                                      26,198            9,557
                                                                                     ----------------  ----------------
            Available for future grants at the end of the period                            6,368,356        5,731,844
                                                                                     ================  ================
            Options exercised during the period (**)                                        5,304,917        1,697,867
                                                                                     ================  ================
            (**) Average price of options exercised during
                      the period (in $)                                                          1.94             2.53
                                                                                     ================  ================
            Restricted shares vested during the period                                        327,888          115,233
                                                                                     ================  ================
            Options unexercised and unvested restricted
             shares at the end of period                                                   15,462,874       21,732,191
                                                                                     ================  ================

            Options unexercised and unvested restricted shares
             vest as follows (1):
            First year or thereafter                                                       12,406,549       17,176,269
            Second year or thereafter                                                       2,067,233        2,303,899
            Third year or thereafter                                                          989,092        2,252,023
                                                                                     ----------------  ----------------
                                                                                           15,462,874       21,732,191
                                                                                     ================  ================

        (*) Including grants as a result of distribution of ECtel's shares (see
            Note 6B).

                                                                ECI Telecom Ltd.

Notes to the Interim Consolidated Financial Statements
--------------------------------------------------------------------------------



Note 5 - Shareholders' Equity (cont'd)

        D.  Share incentive and stock option plans (cont'd)

        2. To be paid in NIS based on the rate of exchange of the dollar on the date of payment as follows:

                                           September 30        December 31
                                                   2006               2005
                                       ----------------   ----------------
            Dollars per Share*         Number of shares   Number of shares
                                       ----------------   ----------------


            Restricted shares                   607,713          617,986
            Zero                                472,483        2,098,362
            $ 1.16 - $ 2.94                   1,232,821        1,966,098
            $ 3.01                            1,331,712        3,921,429
            $ 3.02 - $ 6.97                   2,821,276        3,346,718
            $ 7.03 - $ 8.61                   1,369,453          901,574
            $ 8.75                            1,276,824        1,460,400
            $ 8.91 - $ 9.12                   1,465,201        1,761,451
            $ 9.77 - $ 20.66                    635,675          719,957
            $ 23.66 - $ 26.04                    25,500          175,500
            $ 26.32                           2,708,156        2,902,256
            $ 27.17 - $ 29.19                 1,188,510        1,231,010
            $ 29.66 - $ 39.66                   327,550          629,450
                                       ----------------  ----------------

                                             15,462,874       21,732,191
                                       ================  ================



        * The dollars per share exercise range figures were adjusted as a result of distribution of ECtel's shares (see Note 6B).

        E.  Fair value method

        1. In October 1995 the Financial Accounting Standards Board (FASB) issued SFAS 123 "Accounting for Stock-based Compensation" which established financial accounting and reporting standards for stock-based compensation plans. The statement defines a fair value-based method of accounting for employee stock options and other stock-based awards.

            As required by SFAS 123, the Company has determined the weighted average fair value per option of stock-based arrangements grants during the three months ended September 30, 2006, the nine months ended September 30, 2006, the year ended 2005, the three months ended September 30, 2005 and the nine months ended September 30, 2005 to be $2.5, $2.8, $3.9, $3.6 and $3.8, respectively. The fair values of stock based compensation awards granted were estimated using the "Black - Scholes" option pricing model with the following assumptions.


                                                               Option           Expected          Risk free
                                                                 term         volatility      interest rate
                                                     ----------------   ----------------   ----------------
            Period of grant                                      Term         Volatility      Interest rate
            ---------------                          ----------------   ----------------   ----------------
            Nine months ended September 30, 2006                  3.0                 58               4.8%
            Nine months ended September 30, 2005                  3.3                 63               3.8%
            Three months ended September 30, 2006                 3.0                 54               4.6%
            Three months ended September 30, 2005                 3.3                 63               4.1%
            Year ended December 31, 2005                          3.0                 63               3.8%

                                                                ECI Telecom Ltd.

Notes to the Interim Consolidated Financial Statements
--------------------------------------------------------------------------------



Note 5 - Shareholders' Equity (cont'd)

        E.  Fair value method (cont'd)

        2. Had compensation expense for stock options granted under the Company's stock option plans been recognized based on fair value at the grant dates consistent with the measurement method of SFAS 123, the Company's net income and net income per share would have been as follows:

                                                                                Nine months       Three months
                                                                                      ended              ended         Year ended
                                                                               September 30       September 30        December 31
                                                                                       2005               2005               2005
                                                                           ----------------   ----------------   ----------------
                                                                             $ in thousands     $ in thousands     $ in thousands
                                                                           ----------------   ----------------   ----------------
            Net income, as reported                                                  32,225              6,217             39,864
            Add:
              Stock based employee compensation
              expenses included in reported net income,
              net of related tax effects (nil)                                          792                751              2,040

            Deduct:
              Total stock-based employee compensation expense determined under fair value-based method for all awards, net of
              related tax effects (nil)                                              (7,522)            (3,155)           (10,267)
                                                                           ----------------   ----------------   ----------------

            Pro forma net income                                                     25,495              3,813             31,637
                                                                           ================   =================    ===============

            Basic earnings per ordinary share

            As reported                                                          $     0.29         $     0.06         $     0.36
            Pro forma                                                            $     0.23         $     0.03         $     0.29

            Diluted earnings per ordinary share

            As reported                                                          $     0.27         $     0.05         $     0.34
            Pro forma                                                            $     0.22         $     0.03         $     0.27

                                                                ECI Telecom Ltd.

Notes to the Interim Consolidated Financial Statements
--------------------------------------------------------------------------------



Note 6 - Material Events in the Current Period

        A. In December 2004, the Company provided to Chiaro Networks Ltd. ("Chiaro"), a developer of infrastructure-class IP/MPLS routing platforms, two loans in the aggregate amount of $ 6 million.

            The loans are secured by a first-priority floating charge over substantially all of Chiaro's assets.

            During 2005, the business of Chiaro deteriorated significantly and in January 2006, Chiaro ceased doing business. Accordingly, Management determined that the Company may be unable to collect all amounts due according to the contractual terms of the loans agreement and therefore, a provision of $3 million in respect thereof was recorded in the consolidated financial statements for the year ended December 31, 2005. The Company as the sole secured creditor subsequently took the steps necessary to realize Chiaro's assets, including cash, tangible assets and intellectual property and, during the nine month period ended September 30, 2006, the Company foreclosed the assets of Chiaro in the US and has already realized $0.7 million of Chiaro's assets. The Company also commenced legal proceedings in Israel for the purpose of putting Chiaro into receivership and realizing the assets of the Israeli Company. The Company believes that the fair market value of Chiaro's remaining assets is no less than the carrying amount of the uncollected debt of Chiaro as of September 30, 2006.

        B. Pursuant to a resolution of the Company's Board of Directors approved in June 2006, the Company distributed 2.9 million shares of ECtel Ltd. to the Company's shareholders of record as of June 29, 2006, resulting in the recognition of a net gain of $4.1 million, which was recognized in the nine-month period ended September 30, 2006, under other income. These shares constituted approximately 15.9% of ECtel's outstanding shares. The shares were transferred to a trust for the benefit of the Company's shareholders on June 29, 2006, and were distributed on July 11, 2006.

            Following the said transactions and in order to preserve the intrinsic value of outstanding stock options of the Company under the stock option plans, the Company adjusted the exercise price of the options and, in the case of zero-priced stock options, granted additional stock options to the holders. (See Note 5C).


Note 7 - Segment Reports

        1.  Segment activities disclosure:

            Segment information is presented in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". This standard is based on a management approach, which requires segmentation based upon the Company's internal organization and internal financial reports used by management to run the business.

        2.  Operational segment disclosure:

                                                       Nine months ended September 30, 2006
                                -----------------------------------------------------------------------------------
                                       Optical         Broadband            Data
                                      Networks            Access       Networking             Other    Consolidated
                                --------------    --------------   --------------    --------------  --------------
                                $ in thousands    $ in thousands   $ in thousands    $ in thousands  $ in thousands
                                --------------    --------------   --------------    --------------  --------------
Revenues                              282,486           184,776            8,671            26,378         502,311
                                ==============    ==============   ==============    ==============  ==============
Operating expenses (*)                238,192           169,526           38,164            38,724         484,606
                                --------------    --------------   --------------    --------------  --------------
Operating income (loss)                44,294            15,250          (29,493)          (12,346)         17,705
                               ===============    ==============   ==============    ==============  ==============


        (*) Includes cost of sales, research and development costs, selling and marketing expenses, general and administrative expenses.

                                                                ECI Telecom Ltd.

Notes to the Interim Consolidated Financial Statements
--------------------------------------------------------------------------------



Note 7 - Segment Reports (cont'd)

        2.  Operational segment disclosure: (cont'd)


                                                                Nine months ended September 30, 2005
                                         -----------------------------------------------------------------------------------
                                                Optical         Broadband           **Data
                                               Networks            Access        Networking             Other    Consolidated
                                         --------------    --------------    --------------    --------------  --------------
                                         $ in thousands    $ in thousands    $ in thousands    $ in thousands  $ in thousands
                                         --------------    --------------    --------------    --------------  --------------
Revenues                                        242,887           194,512             2,398            20,976         460,773
                                         ==============    ==============    ==============    ==============  ==============
Operating expenses (*)                          216,383           175,163            12,475            29,482         433,503
Recovery of
 doubtful debts                                      --                --                --           (10,356)        (10,356)
Impairment of loans                                  --                --                --             3,000           3,000
Acquired in-process
 research and
 development costs                                   --                --               890                --             890
                                         --------------    --------------    --------------    --------------  --------------

Operating income (loss)                          26,504            19,349           (10,967)           (1,150)         33,736
                                        ===============    ==============    ==============    ==============  ==============


                                                               Three months ended September 30, 2006
                                         -----------------------------------------------------------------------------------
                                                Optical         Broadband            Data
                                               Networks            Access       Networking             Other    Consolidated
                                         --------------    --------------    --------------    --------------  --------------
                                         $ in thousands    $ in thousands   $ in thousands    $ in thousands  $ in thousands
                                         --------------    --------------   --------------    --------------  --------------
Revenues                                        101,494            56,529             3,663             8,342         170,028
                                        ===============    ==============    ==============    ==============  ==============

Operating expenses (*)                           84,658            51,117            12,675            12,626         161,076
                                         --------------    --------------    --------------    --------------  --------------
Operating income
 (loss)                                          16,836             5,412            (9,012)           (4,284)          8,952
                                        ===============    ==============    ==============    ==============  ==============


                                                                Three months ended September 30, 2005
                                         -----------------------------------------------------------------------------------
                                                Optical         Broadband           **Data
                                               Networks            Access        Networking             Other    Consolidated
                                         --------------    --------------    --------------    --------------  --------------
                                         $ in thousands    $ in thousands    $ in thousands    $ in thousands  $ in thousands
                                         --------------    --------------    --------------    --------------  --------------

Revenues                                         84,710            68,458             2,007             7,254         162,429
                                        ===============    ==============    ==============    ==============  ==============
Operating expenses (*)                           71,996            64,003             9,723            10,171         155,893
                                        ===============    ==============    ==============    ==============  ==============
Operating income (loss)                          12,714             4,455            (7,716)           (2,917)          6,536
                                        ===============    ==============    ==============    ==============  ==============


(*) Includes cost of sales, research and development costs, selling and marketing expenses, general and administrative expenses.

(**) From June 3, 2005 (See Note 19B to Company's annual consolidated financial statements as of December 31, 2005).

                                                                ECI Telecom Ltd.

Notes to the Interim Consolidated Financial Statements
--------------------------------------------------------------------------------




Note 7 - Segment Reports (cont'd)

        2.  Operational segment disclosure: (cont'd)

                                                       Year ended December 31, 2005
                            -----------------------------------------------------------------------------------
                                   Optical         Broadband           **Data
                                  Networks            Access        Networking             Other    Consolidated
                            --------------    --------------    --------------    --------------  --------------
                            $ in thousands    $ in thousands    $ in thousands    $ in thousands  $ in thousands
                            --------------    --------------    --------------    --------------  --------------
Revenues                           330,684           262,453             4,289            32,492         629,918
                            ==============    ==============    ==============    ==============  ==============
Operating expenses (*)             290,977           237,990            23,930            36,409         589,306
                            --------------    --------------    --------------    --------------  --------------
Operating income
 (loss)                             39,707            24,463           (19,641)           (3,917)         40,612
                            ==============    ==============    ==============    ==============  ==============




(*) Includes cost of sales, research and development costs, selling and marketing expenses, general and administrative expenses.

(**) From June 3, 2005 (See Note 19B to Company's annual consolidated financial statements as of December 31, 2005).


Note 8 - Contingencies

        1. Following the reduction in workforce in accordance with the reorganization plan of the Company that was implemented in 2002, claims and demands for higher amounts of severance pay were submitted by certain former employees. Management of the Company believes, based on the opinion of its legal advisors that the effect, if any, of the results of such claims and demands on the financial position of the Company and the results of its operations, will be immaterial and the provisions which are included in the financial statements in respect thereof are appropriate and sufficient.

        2. The Company conducts negotiations from time to time with international technology companies ("technology companies") regarding allegations that it is using certain patents owned by the technology companies in its products. Although the Company cannot assess each negotiation for its merit, it estimates that any settlement, if needed, will not have a material adverse effect on the Company's financial position or results of operations.

        3. In December 1999, an agreement was signed with SCI Systems ("SCI") for the sale of a plant which manufactures electronic components. SCI is one of the largest manufacturers of electronic components in the world. As part of the agreement, SCI will, for several years to come, be the subcontractor for part of the manufacturing activities of the Company, on a cost plus basis.

            The Company was in dispute with SCI as to the interpretation of certain aspects of the agreement, such as volume commitments; discount terms for large orders; the minimum size of orders; timing; untimely payments etc.

            The dispute was referred to an arbitrator in December 2002. Subsequently, the arbitration was put on hold and the parties appointed an independent mediator in an additional attempt to settle this dispute.

            In April 2006, the Company reached a settlement with Sanmina-SCI pursuant to which the Company undertook to immediately pay Sanmina-SCI the sum of $3.5 million. There may be additional contingent payments, depending on the volume of orders placed with Sanmina-SCI during the next six years.

                                                                ECI Telecom Ltd.

Notes to the Interim Consolidated Financial Statements
--------------------------------------------------------------------------------



Note 8 - Contingencies (cont'd)

        3.  (cont'd)

            In addition, the Company undertook to reimburse Sanmina-SCI an amount of $2.3 million for pension payments made by the latter to agreed employees.

            Provisions have been included in the financial statements in respect to this matter in prior years, were appropriate and sufficient and the ultimate settlement is not expected to have a material effect, if any, on the Company's results of operations in 2006 and future years.

        4. Several claims have been submitted against the Company and against consolidated subsidiaries, resulting from ordinary business operations inter alia, for using patents owned by others. The Company's Management based mainly on opinions of its legal advisors, believes that the effect, if any, of the results of such claims on the financial position of the Company and the results of its operations will be immaterial and the provisions which are included in the financial statements in respect thereof are appropriate and sufficient.

        5. In 1997, an investigation was commenced by the Israeli Comptroller of Restrictive Trade Practices ("comptroller") regarding alleged price fixing and non-competitive practices among Tadiran Telecommunications Ltd. ("TTL"), Tadiran Ltd ("Tadiran" - the parent company of TTL) and Telrad Telecommunications and Electronics Industries Ltd., a subsidiary of Koor Industries Ltd. (a significant shareholder of the Company and Tadiran Ltd.).

            In 2004, the Company was informed that the comptroller has ceased the investigation without taking any action against the Company.

            In September 2004, following the completion of the investigation by the comptroller mentioned above, a claim was filed against Bezeq (Israel's national telecommunications provider), Koor, TTL, Tadiran and Telrad in the District Court of Tel Aviv-Jaffa. Attached to the claim was a request for certification thereof as a class action, brought in the name of all Bezeq customers against the aforesaid companies, including the Company, in an amount of $ 397 million.

            In March 2005 the Company and the other respondents filed their respective answers to the request to certify the claim as a class action. The applicant filed his reply to the respondents' answers in December 2005.

            Management of the Company believes, in light of the advice of its legal counsel, that the allegations against the Company are without merit and therefore no provision was recorded in respect thereto in the financial statements.

        6. In January 2005, the Company was named as a defendant in a purported class action complaint filed in the United States against ECtel, certain officers and directors of ECtel, and ECI. The complaint alleges violations of U.S. Federal Securities Laws by ECtel and breach of fiduciary duties by the individual defendants, in connection with disclosure of ECtel's financial results between April 2001 and April 2003. It also alleges that ECI was the controlling shareholder of ECtel during this period and, as such, influenced and controlled the purported actions by its subsidiary. Damages claimed by the plaintiff were not quantified.

            In July 2006, the United States District Court for the District of Maryland granted ECI's and ECtel's motions to dismiss the securities class action lawsuit. The plaintiff has the right to appeal.

            In August 2006, the plaintiff filed a motion for reconsideration, alleging new evidence against ECtel. No further action has been taken by the court.

            ECI based on the opinion of its legal advisors believes that the allegations made in the complaint with respect to it are without merit, and accordingly no provision in respect thereof has been included in the consolidated financial statements.

                                                                ECI Telecom Ltd.

Notes to the Interim Consolidated Financial Statements
--------------------------------------------------------------------------------



Note 9 - Relevant Recently Enacted Accounting Standards

         In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" ("FIN 48") FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently reviewing this new standard to determine its effects, if any, on its results of operations or financial position.

         In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, ("SFAS No. 157"). SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. The Statement is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not believe that the adoption of the provisions of SFAS No. 157 will materially impact its financial position and results of operations.



Note 10 - Subsequent Events

         On October 20, 2006 an investee company filed an S-1 Registration Statement with the SEC relating to its proposed initial public offering, in which ECI may also sell shares. The number of shares to be offered and the price range for the offering have not yet been determined. The registration statement has been filed with the SEC but has not yet become effective.